November 7, 2006

                                                                          2210-1
VIA ELECTRONIC TRANSMISSION
---------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

         Re:      World Waste Technologies, Inc.
                  Amendment No. 3 to Registration Statement on Form S-1 Filed November 7, 2006
                  File No.  333-136062
                  -----------------------------------------------------


Dear Sir or Madam:

      On behalf of World Waste Technologies, Inc., a California corporation (the "Company"), we have enclosed for filing under the Securities Act of 1933, Amendment No. 3 on Form S-1 to the Registration Statement on Form SB-2, Registration No. 333-136062 (the "Registration Statement"), including the exhibits thereto, that was initially filed with the Securities and Exchange Commission (the "Commission") on July 27, 2006. We have supplementally also enclosed a copy of Amendment No. 3 that has been marked to show the changes that have been made to Amendment No. 2. Amendment No. 3 to the Registration Statement includes an amended prospectus (the "Prospectus").

      By its letter dated October 27, 2006, the staff of the Commission (the "Staff") provided the Company with additional comments on the Registration Statement. We have set forth below the responses of the Company to the Staff's comments.

Cover Page of Registration Statement
------------------------------------

      1. We note your response to comment 8 of our letter dated August 23, 2006 with respect to the registered shares reflecting the accrued dividends. If the number of registered shares cannot be determined at the time of registration, you must make a good faith estimate. Please explain the basis for the inclusion of these shares when it appears that you have assumed the conversion date.

COMPANY RESPONSE.
-----------------

      Pursuant to the terms of the Company's Amended and Restated Registration Rights Agreement, the Company is obligated to maintain the effectiveness of the registration statement until the earlier of the date on which all of the shares covered thereby have been disposed of or the two year anniversary of the closing. Because it is not possible to ascertain how long the registration statement will remain effective, or when a particular shareholder will resell its shares, the Company made the determination to register, with respect to each selling stock holder owning shares of preferred stock, that number of shares that would be issuable to such stockholder upon conversion of such preferred stock assuming such shares were converted and resold at the end of the period. The Company believes that this assumption is reasonable and that its estimate was made in good faith.

Securities and Exchange Commission
November 7, 2006
Page 2

The Offering, page 4
--------------------

      2. Please disclose the time periods referenced in the third sentence of the second paragraph.

COMPANY RESPONSE.
-----------------

      These time periods have been disclosed.

Risk Factors, page 9
--------------------

Our limited operating history makes it difficult..., page 10
------------------------------------------------------------

      3. We note the disclosure deleted in the second paragraph. Please either include this disclosure or add a risk factor regarding the fact that you received a going concern opinion from your auditors.

COMPANY RESPONSE.
-----------------

      The deleted disclosure has been added back.

We anticipate that a substantial portion of our revenues..., page 13
--------------------------------------------------------------------

      4. Please revise this subheading to disclose that you are not in compliance with the Taormina agreement. Please also disclose the consequences of non-compliance.

COMPANY RESPONSE.
-----------------

      The subheading has been revised and the consequences of non-compliance have been disclosed.

Securities and Exchange Commission
November 7, 2006
Page 3

We may become subject to liability and incur..., page 15
--------------------------------------------------------

      5. Please disclose the impact of the restatement on your financial statements.

COMPANY RESPONSE.
-----------------

      The impact of the restatement on the Company's financial statements has been disclosed.

      6. Please describe with more specificity the nature of the accounting errors that led to the restatement and whether these errors have been corrected.

COMPANY RESPONSE.
-----------------

      The Company has added disclosure that describes with more specificity the nature of the accounting errors.

      7. Please revise to describe the legal and regulatory risks you face.

COMPANY RESPONSE.
-----------------

      The disclosure has been revised to describe the legal and regulatory risks the Company faces as a result of the restatement

Management's Discussion and Analysis..., page 20
------------------------------------------------

Liquidity and Capital Resources; Contractual Commitments, page 30
-----------------------------------------------------------------

      8. Please expand your liquidity discussion to include a comparison between the quarters ended June 30, 2006 and 2005, the years ended December 31, 2005 and 2004, and the years ended December 31, 2004 and 2003 regarding the three major categories of the statements of cash flows. See Instruction 1 to Item 303(a) of Regulation S-K.

COMPANY RESPONSE.
-----------------

      The liquidity discussion has been expanded to include a comparison of the three major areas of the statement of cash flows for the periods presented.

Securities and Exchange Commission
November 7, 2006
Page 4

Business, page 33
-----------------

The Taormina Agreement, page 36
-------------------------------

      9. We note the disclosure in the risk factor entitled "We anticipate that a substantial portion of our revenues..." on page 13 regarding your noncompliance with the delivery requirement. Please discuss this matter in greater detail in this section.

COMPANY RESPONSE.
-----------------

      Additional disclosure has been added regarding the Company's non-compliance with the delivery requirements of the Taormina agreement.

Selling Stockholders, page 52
-----------------------------

      10. Please revise the table to disclose the amount and percentage of common stock to be owned after the completion of your offering. See Item 507 of Regulation S-K.

COMPANY RESPONSE.
-----------------

      The selling stockholder table has been so revised.

      11. We note that you disclose the total of the column entitled "Securities Owned by Selling Stockholders Prior to Offering-Common Stock (direct ownership)" to be 9,763,750 shares. However, it appears that the total of this column is 9,882,817 shares. Please either revise this amount or provide a footnote that explains this discrepancy.

COMPANY RESPONSE.
-----------------

      The share numbers have been revised to correct this discrepancy.

Part II - Information Not Required In Prospectus
------------------------------------------------

      12. Please revise the "Item" numbers in this section to reflect the requirements of Form S-1, rather than the requirements of Form SB-2.

COMPANY RESPONSE.
-----------------

      The "Item" numbers have been so revised.

Securities and Exchange Commission
November 7, 2006
Page 5

Item 26.  Recent Sales of Unregistered Securities
-------------------------------------------------

      13. We note your response to comment 40 of our letter dated August 23, 2006 and reissue this comment. In this regard, please disclose the facts you relied on for the stated exemption with respect to each issuance.

COMPANY RESPONSE.
-----------------

      The facts relied upon by the Company for the stated exemption with respect to each issuance have been disclosed.

Exhibit 5.1
-----------

      14. We note statements in the fourth paragraph that the opinion has been provided "to the Company and the Commission for their use solely..." and "may not be used... or otherwise relied upon by any other person..." Please remove these disclaimers. Alternatively, you may add an explanation that clarifies:

      o The basis for counsel's belief that stockholders cannot rely on the opinion, including whether the counsel intends to assert the substance of the disclaimer as a defense to stockholder claims.

      o Whether the governing state law has addressed the availability of such a defense. If not, add a statement that the issue would have to be resolved by a court of competent jurisdiction.

      o That the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board under state law or of the board and counsel under the federal securities laws.

      Please see section II.D.1. of the staffs Current Issues Outline dated November 14, 2000 for more information.

COMPANY RESPONSE.
-----------------

      The disclaimers have been removed form our legal opinion.

Securities and Exchange Commission
November 7, 2006
Page 6


      Please direct questions regarding this response letter (other than questions regarding accounting matters) to the undersigned at 310-789-1255. Questions regarding accounting matters should be addressed to David Rane, the Company's Chief Financial Officer, at 858-391-3400.

                                        Very truly yours,

                                        TROY & GOULD
                                        Professional Corporation

                                        /s/ Lawrence P. Schnapp

                                        Lawrence P. Schnapp

Enclosures

cc:      Pamela A. Long (via facsimile)
         Andrew Schoeffler (via facsimile)
         John Pimentel
         David Rane